Exhibit 99.1

North America’s Railroad

NEWS RELEASE

CN appoints Mike Cory as chief operating officer

and Ghislain Houle as chief financial officer

MONTREAL, June 27, 2016 — Luc Jobin, incoming president and chief executive officer of CN (TSX: CNR) (NYSE: CNI), announced today the appointments of Mike Cory as executive vice-president and chief operating officer, and Ghislain Houle as executive vice-president and chief financial officer. Cory’s and Houle’s appointments will take effect July 1, 2016.

Cory, 54, joined CN in 1981, starting work at the Symington Yard Diesel Shop in Winnipeg, and rose through the operating ranks to hold his most recent position of senior vice-president, western region — CN’s largest region.

Jobin said: “Mike is an innovative railroader who’s committed to safety and is a proven leader in delivering Operational and Service Excellence. His strong knowledge of our franchise will help take CN operations to the next level of excellence.”

As part of the management transition, Jim Vena will retire as CN executive vice-president and chief operating officer on July 1.

Jobin said: “I want to thank Jim for his 39 years of leadership and commitment to CN. All of us wish Jim the very best in the years ahead.”

Houle, 52, joined CN in 1997 as chief of internal audit, has held a succession of increasingly senior financial positions and was most recently the company’s vice-president and corporate comptroller.

Jobin, commenting on his successor as chief financial officer, said: “I have worked closely with Ghislain over the past seven years. He is a disciplined financial executive with a deep understanding of CN’s business and operations.

“The high calibre of Mike and Ghislain is testament to the deep bench strength of our executive team.”

Cory and Houle will be based at CN headquarters in Montreal.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Sam Forgione
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052
Mark.hallman@cn.ca	Salvatore.forgione@cn.ca